Exhibit 99.1

SUZANO S.A.

Publicly-held Company with Authorized Capital
CNPJ/ME No. 16.404.287/0001-55
NIRE No. 29.300.016.331

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

(“Meeting”)

1.                  Date, Time and Place: On December 04, 2020, at 10:00 a.m., by videoconference, pursuant to item 6.4. of the Internal Rules of the Board of Directors (“Board”) of Suzano S.A. ("Company").

2.                  Attendance: The following Board Members attended the Meeting: David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice Chairman of the Board of Directors), Daniel Feffer (Vice Chairman of the Board of Directors), Maria Priscila Rodini Vansetti Machado (Board Member), Nildemar Secches (Board Member), Rodrigo Kede de Freitas Lima (Board Member), Ana Paula Pessoa (Board Member), Rodrigo Calvo Galindo (Board Member), Paulo Rogerio Caffarelli (Board Member) and Hélio Lima Magalhães (Board Member). Mr. Marcelo Feriozzi Bacci (Company's CFO) and Mr. Stefan Tasoko, representative of the Company, also participated in the Meeting.

3.                  Chairman and Secretary: Mr. David Feffer presided the Meeting and Mr. Stefan Tasoko acted as secretary.

4.                  Agenda: (4.1) analysis and resolution on the execution, by the Company and/or any of its subsidiaries, of new operations of advance on currency exchange contracts (“ACC”), advance on foreign currency receivables (“ACE”) and/or of export prepayment agreement (“EPP”); (4.2) granting, by the Company and/or any of its subsidiaries, of guarantee the full and timely payment of all obligations assumed by the Company and/or any of its subsidiaries, as applicable, under the operations of ACC, ACE and EPP referred in item 4.1 above, if approved; (4.3) authorize any of the Company’s Officers, jointly, to perform any and all acts, necessary or convenient to the resolutions above, if approved; and (4.4.) ratify all acts that have been performed by the Company’s management related to the above matters.

5.                  Presentation and Discussions of the Agenda: Invited, Mr. Marcelo Bacci presented the material related to the Company’s debt profile, was proposed the approval by this Board of Directors the execution of new operations of ACC, ACE and/or EPP.

6.                  Minutes in summary form: The Board Members unanimously resolved to draw up these minutes in summary form, presenting the respective material in compliance with the agenda filed at the Company's headquarters.

(continuation of the Minutes of the Ordinary Meeting of the Board of Directors of Suzano S.A., held on December 04, 2020 at 10:00 a.m.)

7.                  Deliberations of the Agenda: The Board Members, unanimously and without reservations, pursuant to the Company's Articles of Association and considering the favorable opinion of the Management and Finance Committee:

7.1.               Approved the execution, by the Company, of new operations of ACC, ACE and/or EPP, limited to the overall amount of three hundred million dollars (US$ 300,000,000.00).

7.2.              The Board Members, unanimously and without reservations, approved the granting, by the Company and/or any of its subsidiaries, of guarantee the full and timely payment of all obligations assumed by the Company and/or any of its subsidiaries, as applicable, under the operations of ACC, ACE and EPP referred in the deliberation above.

7.3.              The Board Members, unanimously and without reservations, authorized the Company’s Officers, jointly, to perform any and all acts, necessary or convenient to the resolutions above.

7.4.              The Board Members, unanimously and without reservations, ratified all acts performed by the Company’s management related to the above matters.

8.                  Closing: There being no further business to discuss, the Meeting was closed. The minutes of the Meeting was drawn up, read and approved by all Board Members present. Signatures: Presiding: David Feffer – Chairman; Stefan Tasoko – Secretary. Board Members: David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice Chairman of the Board of Directors), Daniel Feffer (Vice Chairman of the Board of Directors), Nildemar Secches (Board Member), Maria Priscila Rodini Vansetti Machado (Board Member), Rodrigo Kede de Freitas Lima (Board Member), Ana Paula Pessoa (Board Member), Rodrigo Calvo Galindo (Board Member), Paulo Rogerio Caffarelli (Board Member) e Hélio Lima Magalhães (Board Member).

This is a true copy of the original drawn up in the records of the Company.

São Paulo, SP, December 04, 20202.

__________________________ Stefan Tasoko Secretary

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